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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                                  MEDEX, INC.
                           (Name of Subject Company)

                                  MEDEX, INC.
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   584105100
                     (CUSIP Number of Class of Securities)

                           ROBERT E. BOYD, JR., ESQ.
                         SECRETARY AND GENERAL COUNSEL
                                  MEDEX, INC.
                                3637 LACON ROAD
                              HILLIARD, OHIO 43026
                                 (614) 529-3899
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                  on behalf of the person(s) filing statement)

                                WITH A COPY TO:

                           JAMES L. SMITH, III, ESQ.
                              TROUTMAN SANDERS LLP
                           600 PEACHTREE STREET, N.E.
                        SUITE 5200, NATIONSBANK BUILDING
                          ATLANTA, GEORGIA 30308-2216

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                                                               November 15, 1996

To Our Shareholders:

     I am pleased to inform you that on November 12, 1996, Medex, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Company by Furon Company ("Furon"). Pursuant to the Merger Agreement, FCY, Inc., a subsidiary of Furon (the "Purchaser"), has today commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's Common Stock at a cash price of $23.50 per share. Following consummation of the Offer, the Company and the Purchaser will merge (the "Merger"), and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Furon. The Merger Agreement provides that each share of the Company's Common Stock not acquired in the Offer will be converted into the right to receive $23.50 in cash in the Merger.

     Your Board of Directors has approved the Offer and the Merger, has determined that the Offer and the Merger, taken together, are fair to the shareholders of the Company, and unanimously recommends that all shareholders accept the Offer and tender their shares pursuant to the Offer.

     Enclosed is a copy of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission, which includes detailed information regarding the factors considered by your Board in its deliberations, and certain other information regarding the Offer and the Merger. Included as Annex I to the Schedule 14D-9 is a copy of the written opinion dated November 12, 1996 of Smith Barney Inc., the Company's financial advisor, to the effect that, as of such date and based upon and subject to certain matters stated therein, the cash consideration to be received by holders of the Company's Common Stock (other than Furon and its affiliates) in the Offer and the Merger was fair to such holders from a financial point of view. The Purchaser's Offer to Purchase and related materials, including a Letter of Transmittal to be used for tendering shares, are also enclosed with this letter. These documents set forth in detail the terms and conditions of the Offer and the Merger and provide instructions on how to tender shares. I urge you to read the enclosed materials carefully.

     You will separately receive from the Company a Proxy Statement for a Special Meeting of Shareholders to be held on December 13, 1996. The sole purpose of the Special Meeting is for the shareholders to consider and vote upon a proposal to authorize the acquisition by the Purchaser of a majority or more of the Company's outstanding shares of Common Stock, in accordance with Section 1701.831 of the Ohio Revised Code.

     I, along with each member of the Board of Directors, sincerely thank all our shareholders for your support.

                                          On behalf of the Board of Directors,

                                          C. Craig Waldbillig
                                          Chairman of the Board

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The subject company is Medex, Inc., an Ohio corporation (the "Company"), and the address of the principal executive offices of the Company is 3637 Lacon Road, Hilliard, Ohio 43026. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9" or the "Statement") relates is the Common Stock, $.01 par value, together with any stock purchase rights related thereto (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This statement relates to the tender offer by FCY, Inc., an Ohio corporation (the "Purchaser") and a wholly-owned subsidiary of Furon Company, a California corporation ("Furon"), disclosed in a Tender Offer Statement on
Schedule 14D-1, dated November 15, 1996 (the "Schedule 14D-1"), to purchase all outstanding Shares at $23.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated November 15, 1996 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively, constitute the "Offer"). The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of November 12, 1996 (the "Merger Agreement"), among the Company, Furon and the Purchaser pursuant to which, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of all conditions to the Merger (as defined below) but no earlier than January 2, 1997, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly-owned subsidiary of Furon (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share then outstanding (other than Shares held by Furon, the Purchaser or any other wholly-owned subsidiary of Furon and Shares held by shareholders who perfect their dissenters' rights under Ohio law) will be converted into the right to receive $23.50 in cash or any higher price per Share paid in the Offer. A copy of the Merger Agreement has been filed with the Securities and Exchange Commission (the "Commission") as
Exhibit 1 to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.

     The Schedule 14D-1 states that the principal executive offices of Furon and the Purchaser are located at 29982 Ivy Glenn Drive, Laguna Niguel, California 92677.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, is set forth in Item 1 above. All information contained in this Statement or incorporated herein by reference concerning the Purchaser, Furon or their affiliates, or actions or events with respect to any of them, was provided by the Purchaser or Furon, respectively, and the Company takes no responsibility for such information.

     (b) Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) Furon, its executive officers, directors or affiliates, is described in the attached Annex II or set forth below.

THE MERGER AGREEMENT

     The summary of the Merger Agreement contained in the Offer to Purchase, which has been filed with the Commission as an Exhibit to the Schedule 14D-1, is incorporated herein by reference. Such summary should be read in its entirety for a more complete description of the terms and provisions of the Merger Agreement. The following summarizes certain portions of the Merger Agreement, which relate to arrangements among the Company, Furon and the Company's executive officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the following summary are qualified in their entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

     Board Representation. In the Merger Agreement, the Company agreed that, subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, upon the acceptance for payment of, and payment for, any shares by the Purchaser pursuant to the Offer which, when taken together with the shares which the purchaser beneficially owns (as such term is defined under the Exchange Act) represent at least sixty percent of the then outstanding shares, the Purchaser shall be entitled to require and receive resignations of up to but not exceeding five directors on the Board of Directors of the Company and to designate new directors to fill the resulting vacancies. Any number of directors requested to resign by the Purchaser shall resign in reverse order of seniority on the Board of Directors.

     Stock Options. As soon as practicable, the Company and Furon will take such actions as are required to provide that at the earlier of the purchase of Shares pursuant to the Offer and the Effective Time, each holder of a then outstanding Stock Option whether or not exercisable or subject to Shareholder approval will receive, upon surrender of such stock option to the Company, from the Company the difference between the Offer Price and the exercise price of such Stock Option, net of any applicable tax withholding.

     Officers' and Directors' Insurance; Indemnification. Furon will cause the Surviving Corporation to (i) purchase and maintain a directors' and officers' insurance and indemnification policy substantially equivalent to the Company's current policy for all of the Company's current officers and directors for six years after the Effective Time or for such lesser period as can be purchased for a premium not exceeding 200% of the last annual premium paid by the Company for such insurance, (ii) assume the indemnification agreements currently in effect between the Company and each of its directors and certain executive officers; and (iii) maintain in effect the current provisions of the Articles relating to the rights to indemnification for acts and omissions occurring prior to the Effective Time. Furon will indemnify each officer and director of the Company who surrenders Stock Options for cancellation pursuant to the Merger Agreement against any cost of defense arising from claims made against such officer or director under Section 16(b) of the Exchange Act alleging liability to the Company thereunder as a result of the transactions contemplated by the Merger Agreement. Furon will not, and will cause the Surviving Corporation not to, bring any action alleging liability to the Company under Section 16(b) of the Exchange Act as a result of the transactions contemplated by the Merger Agreement against any of the Company's officers and directors who surrender Stock Options for cancellation pursuant to the Merger Agreement.

     Directors' Pensions. Upon Furon's acceptance for payment of Shares pursuant to the Offer, the Company will pay to each of its non-employee directors, in full satisfaction of such director's rights under the Company's Non-Employee Directors Retirement Plan, an amount equal to the retirement benefit earned by such director under such Plan. The non-employee directors as a group (six persons) would receive approximately $126,500 under such plan.

     Employment Agreements. Furon shall cause the Surviving Corporation to assume and continue to be bound by (a) the employment agreements, as amended, between the Company and each of Bradley P. Gould, President and Chief Executive Officer, and Michael J. Barilla, Senior Vice President and Chief Financial Officer, and (b) the executive employment agreements approved by the Board of Directors of the Company on November 12, 1996, and to be effective upon purchase of Shares by Purchaser pursuant to the Offer, between the Company and each of Georg W. Landsberg, Terry L. Sanborn, Kevin L. Barnett, Alan M. Fermier, Clint
R. Lawson, David G. Musgrove, Nigel S. Perry, Alan Upton and Julie A. Reichert.

     Employee Benefits. Furon and the Company agree that (i) the Company's employees immediately prior to the Effective Time will be employed by the Surviving Corporation after the Effective Time, except that with respect to employees with employment agreements, Furon will not be obligated to continue employing such employees for any length of time; (ii) the Company's employees will be entitled to the same benefits currently provided to them under the Company's existing benefit plans including its existing severance practices for a period of six months from the date of any purchase pursuant to the Offer; and
(iii) thereafter, the Company's employees will be eligible to participate in Furon's retirement plans on terms similar to the benefits provided to Furon's similarly situated employees, with credit granted for purposes of eligibility and vesting for prior service with the Company.

  COMPANY OPTION AGREEMENT

     The Company Option Agreement, a summary of which is included in the
Schedule 14D-1 and is incorporated herein by reference, is filed hereto as
Exhibit 2.

  DIRECTOR AND OFFICER AGREEMENTS

     Purchaser and Furon have entered into agreements (the "Director and Officer Agreements") with each of the directors and officers of the Company with respect to an aggregate of 526,104 Shares owned by them, together with Stock Options to purchase an aggregate of 971,501 shares of the Company's Common Stock. The following is a summary of the material terms contained in each of the Director and Officer Agreements, a form of which is filed as Exhibit 3 to this Schedule 14D-9. This summary is qualified in its entirety by reference to such form of the Director and Officer Agreement.

     Tender of Shares. Pursuant to the Director and Officer Agreements, each director and officer is required to tender and not withdraw all Shares owned by him or her or to cause such Shares to be sold to the Company promptly after the consummation of the Offer (but not before January 2, 1997). The Company has been advised and expect that the directors and officers will sell their Shares to the Company after the consummation of the Offer and therefore will not tender their Shares in the Offer. Each director and officer also has agreed to tender all of his or her Stock Options to the Purchaser or the Company as provided in the Merger Agreement. The Director and Officer Agreement with Mr. C. Craig Waldbillig, the Chairman of the Board of the Company, provides that any Option Shares acquired by Mr. Waldbillig within two years prior to November 12, 1996 will be tendered by him to the Purchaser (or the Company if such tender would not otherwise violate the Articles) at the Effective Time.

     Because officers and directors are permitted to sell their shares (and surrender their stock options) to the Company, rather than selling to the Purchaser in the Offer, (i) the sale of shares and surrender of options to the Company are believed to be exempt from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, and (ii) officers and directors will be able to defer their sales until 1997, if they elect to do so (for tax or other reasons), without having to hold their shares until such time (if ever) that the Merger is consummated. If the directors and officers sell all their shares and surrender all their options to the Company (except for options to purchase 15,000 shares granted to Craig Wallbillig which cannot be tendered back to the Company), the Company would pay to the officers and directors $12,363,444 for 526,104 shares of Common Stock and $13,027,600 for options to purchase 956,501 shares of Common Stock.

     Restrictions on Transfer; No Solicitation. The Director and Officer Agreements also prohibit, among other things, and subject to certain exceptions, certain transfers of the Shares and Stocks Options owned by the director or officer and the solicitation of an acquisition proposal from a third party.

     Option. Each director or officer has granted to Purchaser an exclusive and irrevocable option to purchase all, but not less than all, of such director's or officer's Shares at an exercise price equal to the Offer Price. The Option may be exercised from and after the occurrence of a Purchase Event.

     Additional Payment Under Certain Circumstances. If the Purchaser disposes of any of the Shares acquired upon exercise of the Option (other than in the Merger or the Offer), then the Purchaser must pay to the director or officer the amount, if any, by which the aggregate net proceeds received by the Purchaser exceeds the aggregate price paid by the Purchaser to the director or officer. If the Purchaser has not sold or disposed of all such Shares by November 11, 1997, then the fair market value of the remaining shares will be determined and the Purchaser will pay the amount, if any, by which such fair value exceeds Purchaser's purchase price.

     Termination. The Director and Officer Agreements will terminate upon the earliest to occur of (i) the purchase by the Purchaser or the Company of the owned shares and the option shares pursuant to the Directors and Officers Agreement and the Merger Agreement, (ii) 12 months after the first occurrence of a Purchase Event and (iii) termination of the Merger Agreement under certain cercumstances).

AMENDMENT TO THE RIGHTS AGREEMENT

     In connection with and prior to the Company's entering into the Merger Agreement, on November 12, 1996, the Company amended its Rights Agreement to ensure that neither Furon nor any of its Affiliates or Associates, as defined under Rule 12b-2 of the Exchange Act, shall be deemed to be the "Beneficial Owner" of, or to "beneficially own," any securities which such person may, directly or indirectly, acquire or have the right to vote or dispose of, or may be deemed to have the right to acquire, to vote or dispose of, as a result of any of the transactions contemplated by the Merger Agreement, including without limitation securities acquired from officers and directors of the Corporation as contemplated by the Merger Agreement and securities acquired pursuant to the Company Option Agreement. If the Rights Agreement had not been so amended and if the Offer, the Merger Agreement or any of the respective transactions contemplated thereby had resulted in Furon being deemed the Beneficial Owner of 15% or more of the shares of Common Stock outstanding, Furon would have been deemed an Acquiring Person (as defined in the Rights Agreement) which may have resulted in a distribution to the Company's Shareholders (other than Furon) of rights certificates separate from the Common Stock.

     The foregoing summary is qualified in its entirety by reference to the Rights Agreement and the amendment to the Rights Agreement, copies of which are respectively filed as Exhibits 4 and 5 and are incorporated herein by reference.

CONFIDENTIALITY AGREEMENT

     On September 17, 1996, Furon and the Company entered into a letter agreement, as amended (the "Confidentiality Agreement"), pursuant to which Furon agreed, among other things, to (a) keep confidential certain information concerning the Company to be provided to Furon in connection with its evaluation of a possible transaction involving the Company and (b) customary "standstill" provisions limiting Furon's freedom of action with respect to proposals to acquire shares of Common Stock of the Company and certain other actions that would affect control of the Company. The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement and the Amendment to the Confidentiality Agreement, copies of which are respectively filed as Exhibits 6 and 7 hereto and are incorporated herein by reference.

POTENTIAL OR ACTUAL CONFLICTS OF INTEREST

     Stock Option Plans. The Merger Agreement provides that, immediately after the purchase of shares pursuant to the Offer, but not required sooner than January 2, 1997, each holder of Company Options whether or not then exercisable or subject to shareholder approval shall, upon surrender thereof to the Company, receive from the Company the difference between the Merger Consideration and the exercise price for each share of Company Common Stock covered by each Company Option. The holders of the Company Options shall be entitled to enforce such agreements against the Surviving Corporation and Furon. As of November 12, 1996, employees (or former employees) and non-employee directors of the Company held Company Options to purchase an aggregate of 1,157,091 shares of Company Common Stock at a weighted average exercise price of $12.45 per share (based on exercise prices ranging from $5.63 to $33.00 per share). During August and September 1996, the Board of Directors granted additional options to purchase a total of 145,520 shares under the Employee Plans as defined below. In August 1996, the Board of Directors of the Company adopted the Medex, Inc. Non-Employee Director Plan IV (the "Director Plan"), pursuant to which options to purchase 120,000 shares of Common Stock of the Company were granted to eight non-employee directors. The Board of Directors also adopted amendments to the Medex, Inc. Key Employee Nonstatutory Stock Option Plan, the Medex, Inc. 1994 Executive Stock Option Plan, and the Medex, Inc. Employees Stock Purchase Plan (collectively, the "Employee Plans"). The Director Plan and two of the Employee Plans provide that all options will become fully exercisable upon a change of control, which occurred when the Company entered into the Merger Agreement. The Board of Directors directed that approval of the Director Plan and the Employee Plans be submitted to the shareholders at the 1996 Annual Meeting of Shareholders (the "Shareholders Meeting") to be held November 13, 1996 for their approval. On November 13, 1996, after the announcement of the Merger Agreement, the Shareholders Meeting was adjourned and no action was taken on the Director Plan or the Employee Plans. The options granted in August under the Director Plan and the Employee Plans remain outstanding.

     The foregoing summary is qualified in its entirety by the Company's stock option plans, copies of which are filed as Exhibits 8 though 15 hereto and are incorporated herein by reference.

     Employment Agreements. The Company has entered into employment agreements (the "Employment Agreements") with, among others, its executive officers (including the executive officers named in the summary compensation table which appears in Annex II hereto). Each Employment Agreement becomes operative only upon a Change in Control, as defined in each agreement, that occurs when the officer is in the employ of the Company. If a Change in Control occurs and the employee's employment with the Company is involuntarily terminated within one year thereafter, the employee becomes entitled to the severance benefits described below. Likewise, the employee shall be entitled to the severance benefits if he/she in good faith believes that his/her status or responsibilities with the Company have been diminished subsequent to a Change in Control and for that reason shall resign within one year after such Change in Control. Upon such termination the employee shall be entitled to receive (i) cash equal to two times his/her annual salary paid in equal installments over a 24 month period, (ii) cash in the amount equal to two times his/her previous year's incentive compensation benefit, (iii) 24 months of continued coverage under the Company's hospital, medical, accident, disability and life insurance plans, or the cash equivalent thereof, and (iv) a paid-up annuity equal to what the officer would have received under the Company's defined contribution profit sharing plan. The employee is not required to mitigate the amount of any payments by seeking other employment. The Company must pay all legal fees, up to $500,000, incurred by the employee as a result of such employee's seeking to enforce the agreement. The Employment Agreement also obligates the Company upon a Change in Control to purchase a $500,000 letter of credit to secure its obligations. For each officer other than Messrs. Gould and Barilla the Employment Agreements define "Change in Control" to exclude any transaction approved by the vote of two-thirds of the directors of the Company. In connection with the Merger Agreement, the Employment Agreements for Messrs. Gould and Barilla were amended to delete the letter of credit requirement.

     The Company has entered into an additional employment agreement with Mr. Gould which provides for severance payments, upon involuntary termination other than for cause, equivalent to one year of salary and bonus.

     A Change of Control of the Company as defined in these agreements would not occur upon completion of the offering except in the case of Messrs. Gould and Barilla. In the event that the agreements with Messrs. Gould and Barilla are triggered, Messrs. Gould and Barilla would receive approximately $1,250,000.

     The foregoing summary is qualified in its entirety by the Employment Agreements, copies of which are filed as Exhibits 16 through 18 hereto and are incorporated herein by reference.

     New Employment Agreements.

     On November 12, 1996, the Board of Directors of the Company authorized and approved new executive employment agreements ("New Agreements") with eight executive officers which provide that in the event the executive is involuntarily terminated other than for cause as described in the agreement by the Company within one year from the date of the New Agreement, other than after a Change in Control as defined in the Employment Agreements (described above), the executive shall be entitled to the greater of (i) one year of salary and bonus; or (ii) the amount which they would be entitled to under the Company's current severance practices. The Board of Directors also authorized the New Agreement with Georg W. Landsberg which is similar, except that Mr. Landsberg would be entitled to two years of salary and bonus. The foregoing summary is qualified in its entirety by the New Agreements, copies of which are filed as Exhibits 19 and 20 hereto and are incorporated herein by reference.

     Limited Director Liability and Indemnification of Officers and
Directors. The Company's Articles of Incorporation (the "Articles") provide that the Company will, to the fullest extent and under the circumstances permitted by Ohio law, as amended from time to time, indemnify any person serving or who has served as a director, trustee or officer of the Company or at the Company's request as a director, trustee or officer of another corporation, partnership, joint venture, trust or other enterprise, and his heirs, executors and administrators shall be and employees or agents may be indemnified by the Company against liabilities. The right of indemnification provided in the Articles is not exclusive of, nor does it affect, any other rights to which any such person may be entitled. Nothing contained in the applicable provision of the Articles affects any other rights to indemnification to which any such person may be entitled by contract or otherwise under law.

     The foregoing description is qualified in its entirety by reference to the Company's Articles, a copy of which is filed as Exhibit 26 hereto and is incorporated herein by reference.

     In addition, pursuant to Ohio law, a director shall be liable in damages for any action he takes or fails to take as a director only if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Company or undertaken with reckless disregard for the best interests of the Company.

     Indemnification Agreements. The Company is party to an indemnity agreement (the "Indemnity Agreement") with each of the Directors and with Bradley P. Gould, as Chief Executive Officer, which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by law for all expenses, judgments, fines, penalties and settlement payments incurred by the indemnitee in actions brought against the indemnitee in connection with any act taken in the indemnitee's capacity as a director or executive officer of the Company. In the event of a change of control, the Indemnity Agreement provides for the appointment of independent legal counsel to determine whether a director or executive officer is entitled to indemnity. It also requires the Company to maintain its current level of directors' and officers' liability insurance for so long as the indemnitee may be subject to any possible, threatened or pending action, unless the cost of such insurance is more than 150% of the annualized rate of premiums paid by the Company in fiscal 1996. Additionally, pursuant to the Indemnity Agreement, the Company retains subrogation rights to recover any payments paid by a third party to the indemnitee. The Indemnity Agreement is binding on the Company and any successors thereto and the Merger Agreement requires that it be continued in effect after the Merger.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation. The Board of Directors of the Company at a special meeting held on November 12, 1996, by unanimous vote of the directors present, approved the Merger Agreement, the Offer and the Merger, determining that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders, and recommended acceptance of the Offer and approval and adoption of the control share acquisition by the Purchaser and also the Merger Agreement by the Company's shareholders (if such approval is required by applicable law).

     ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     A form of letter to shareholders communicating the Board's recommendation is filed as Exhibit 24 hereto and is incorporated herein by reference.

     (b) Background. During the fiscal year ended June 30, 1995, the Company experienced decreases in sales and net income, relating primarily to its domestic operations, and a decrease in the trading price of its Common Stock. At the same time, there has been a trend toward consolidation in the healthcare industry in general and in the medical device manufacturing business in particular. During August and September 1995, the Company was contacted by several healthcare companies which had expressed an interest in acquiring the Company. The Board of Directors formed a committee (the "Committee") to screen and make recommendations to the Board concerning these inquiries and concerning the selection of an investment banker to act as financial advisor to the Company. The Board of Directors also began to consider the adoption of a shareholder rights plan in response to these inquiries. In early October 1995, the Board of Directors selected Bradley Gould, who had been in charge of the Company's European operations, to become Chief Executive Officer of the Company and Michael Barrilla to act as Chief Financial Officer of the Company. Also in October 1995,

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

the Company engaged Smith Barney Inc. ("Smith Barney") to act as its financial advisor and adopted the Rights Agreement described herein.

     New management of the Company immediately began to design and implement a turnaround program and hired a national consulting firm to advise it in that regard. In February 1996, after receiving a report from the consulting firm and management concerning the strategic plan of the Company, the Board of Directors requested that Smith Barney assist the Board in its evaluation of certain acquisition proposals which had been received by the Company. On April 16, 1996, Mr. J. Michael Hagan, Chairman of the Board of Furon, and Mr. C. Craig Waldbillig, the Company's Chairman of the Board, discussed by telephone the possibility of combining Furon and the Company. On May 9, 1996, Mr. Hagan and Mr. Dominick Arena, Furon's healthcare consultant, met with Mr. Waldbillig and Mr. Bradley P. Gould, the President and Chief Executive Officer of the Company, at the Company's headquarters to discuss a possible business combination. In May 1996, the Board reviewed with Smith Barney the status of the healthcare industry and the Company's position in the industry and also met with a national consulting firm to discuss the status of the turnaround being implemented by management. At a subsequent meeting in May of 1996, after full discussion and consideration of the information provided to the directors, the Board decided to pursue the Company's strategic plan and the turnaround program recommended by management and the national consulting firm. The Board instructed management to inform persons wishing to discuss a potential acquisition of the Company that such discussions would be deferred for a six-month period to allow the Company to pursue its turnaround program.

     In August 1996, the Company was contacted by several companies expressing renewed interest in exploring a possible acquisition of the Company. One of these companies (the "First Company") had indicated verbally that it would consider making an offer of at least $20 per share for the Company's Common Stock. The Board of Directors reiterated its belief that pursuing the Company's strategic plan was in the best interest of the Company, but also decided to refer the First Company's inquiry to Smith Barney for review and advice in light of the First Company's apparent interest at the $20 level. The Board also re-activated the Committee, consisting of Dr. Helmrath, Chairman, and Messrs. Waldbillig, Holscher, Gould and Boyd, to deal with such inquiries and report to the full Board. On September 11, 1996, the Company entered into a Confidentiality Agreement with the First Company and began to provide certain information to representatives of the First Company for their evaluation. At the same time the Committee authorized Smith Barney to contact a number of other companies which had previously expressed an interest in the Company or otherwise were thought to have an interest to determine whether they might consider making an offer to acquire the Company in excess of $20 per share. The Board and the Committee emphasized that these inquiries were solely to determine the level of interest in the Company at that time, and did not reflect a decision by the Board or the Committee that a sale of the Company for that amount would be in the best interest of the Company and its shareholders.

     The First Company then commenced an initial phase of due diligence, while at the same time eight other companies were contacted to determine their level of interest. On September 20, 1996, after it had completed the initial phase of due diligence, the First Company orally confirmed its interest in pursuing an acquisition of the Company involving at least $20 per share, and the Board of Directors approved allowing two weeks of more in-depth due diligence, provided the First Company confirmed its interest in writing. At that meeting, Smith Barney informed the Board of Directors that a number of other companies had indicated an interest in pursuing an acquisition of the Company at that price level.

     On September 24, 1996, the First Company notified the Company that it was withdrawing from consideration of the Company since it had concluded it would not be willing to pay $20 per share for the Company's Common Stock, the minimum price which the Board had determined it would consider acquisition proposals. Smith Barney informed the Committee that three other companies, including Furon, each of which had entered into a confidentiality agreement with the Company and held due diligence meetings with management of the Company, had indicated an interest in a possible acquisition of the Company at a minimum price of $20.00 per share. On October 14, 1996, the Committee met to consider how to proceed. After once more acknowledging the Board of Directors' position that the Company was not for sale, the Committee instructed the Company's advisors to prepare a letter to the three interested parties requesting written confirmation of their interest and certain related matters, including the proposed terms and timing of the acquisition and their ability to finance a transaction. The letter also requested comments from the three interested parties on a draft acquisition agreement to be prepared by legal counsel for the Company and reviewed in advance by the full Board of Directors. On October 20, 1996, the Board of Directors met to review the proposed acquisition agreement and to discuss the proposed letter to potential acquiring companies. The letter and proposed agreement were then sent to each of the three interested parties, and on October 25, 1996 each of the three responded in writing outlining the proposed terms of their acquisition and the status of their financing arrangements.

     The Board of Directors then met with the Company's financial and legal advisors on October 26, 1996 to review the three acquisition proposals and approved entering into an agreement with Furon to allow Furon to continue its due diligence on an exclusive basis ending November 14, 1996. During that period, Furon completed its due diligence and negotiated with the Company the final terms of the acquisition agreement. On November 11, 1996, Furon's Board of Directors voted to approve the definitive Merger Agreement and on November 12, 1996 the Company's Board of Directors voted to approve the definitive Merger Agreement, and the Merger Agreement was executed by the parties.

     Prior to approving the Merger Agreement and the transactions contemplated thereby, the Board of Directors of the Company received presentations and reviewed the terms and conditions of the Offer and the Merger with the Company's management, legal counsel and financial advisors. In reaching its conclusions described in paragraph (a) above, the Board considered many factors, including, but not limited to, the following:

          (i) the terms and conditions of the Offer, the Merger Agreement and related agreements;

          (ii) the fact that the Offer and the Merger are not conditioned on Furon's obtaining financing to consummate the Offer and the Merger;

          (iii) the relationship between the price to be paid pursuant to the Offer and the Merger and the current and recent historical market prices for the Shares (including the fact that the consideration to be received by shareholders pursuant to the Offer and the Merger represents a substantial premium over the average of the prices at which trades in the Shares have been reported over the preceding 30 days ending on November 13, 1996);

          (iv) information with respect to the financial condition, results of operations and business of the Company, on both an historical and a prospective basis, current industry, economic and market conditions and trends (including increased competition and recently announced consolidations by the Company's major competitors), historical market prices, price to earnings multiples and recent trading patterns of the Shares, market prices and financial data relating to other companies engaged in the same or similar businesses as the Company and the prices and premiums paid and other terms in recent acquisition transactions in the industry, and the Board's belief, on the basis of such information, that the price to be paid in the Offer and the Merger fairly reflects the Company's prospects and the risks and uncertainties as well as the opportunities involved in the Company's current business environment;

          (v) the fact that a number of potential bidders had been contacted concerning their possible interest in the Company and that the price offered by Furon was significantly in excess of the level of interest indicated by any other company. The Board noted that, while the Merger Agreement prohibits the Company from soliciting other takeover proposals, the Company may, under certain circumstances, furnish information concerning the Company to a third party and may engage in discussions or negotiations with a third party regarding certain takeover proposals. The Board also noted that the Company may terminate the Merger Agreement following receipt of a superior takeover proposal (as defined in the Merger Agreement). The Board also considered (i) the termination fee that would be payable to Furon and (ii) the options for shares of the Company that would be granted to Furon by the Company and its directors and officers, each in the event of any such termination, and concluded that the fee and the options were necessary to induce Furon to enter into the Merger Agreement and were reasonable in light of the benefits of the Offer and the Merger and the extent to which other likely potential bidders had been previously contacted; and

          (vi) the written opinion of Smith Barney, dated November 12, 1996, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the cash consideration to be received by holders of Shares (other than Furon and its affiliates) in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Smith Barney's written opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Smith Barney, is attached hereto as Annex I and is incorporated herein by reference. Smith Barney's opinion is directed only to the fairness, from a financial point of view, of the cash consideration to be received in the Offer and the Merger by holders of Shares (other than Furon and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any shareholder should tender Shares pursuant to the Offer. SHAREHOLDERS ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY.

     The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations. In addition, individual members of the Board may have given different weights to different factors.

     It is expected that, if the Shares were not to be purchased by the Purchaser in accordance with the terms of the Offer, the Company's current management, under the general direction of the Board, will continue to manage the Company as an ongoing business in accordance with the Company's current long-term strategic plan.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has retained Smith Barney as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Smith Barney's engagement, the Company has agreed to pay Smith Barney for its services an aggregate financial advisory fee based on the total consideration (including liabilities assumed) payable in connection with the Offer and the Merger. The fee payable to Smith Barney is currently estimated to be approximately $2.3 million. The Company also has agreed to reimburse Smith Barney for reasonable travel and other out-of-pocket expenses, including legal fees and expenses, and to indemnify Smith Barney and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Smith Barney's engagement. In the ordinary course of business, Smith Barney and its affiliates may actively trade or hold the securities of the Company and Furon for their own account or for the account of customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to shareholders on its behalf concerning the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, each of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares pursuant to the Offer except for those Shares, if any, which, if tendered, could cause them to incur liability under the provisions of Section 16(b) of the Exchange Act and except for shares purchasable upon exercise of employee stock options to the extent such employee stock options will be cancelled in lieu of cash payments pursuant to the Merger Agreement as referenced in Item 3(b) hereof.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Except as indicated above in Items 3 and 4 with respect to the Offer and the Merger, no discussions or negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in, (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company, (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company, (iii) a tender offer for or other acquisition of securities by, or of, the Company, or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as indicated above in Items 3 and 4 and in Annex II hereto in connection with the Offer and the Merger, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which would relate to or would result in one or more of the matters referred to in this Item 7.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Board Representation. The Information Statement attached as Annex II hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's shareholders.

     Ohio Control Share Acquisition Law. The Ohio Control Share Acquisition Law provides that unless the articles of incorporation or the regulations of an issuing public corporation provide otherwise, any control share acquisition of such corporation shall be made only with the prior authorization of the shareholders. An "issuing public corporation" is a corporation organized for profit under the laws of Ohio, with 50 or more shareholders, that has its principal place of business, principal executive offices or substantial assets in Ohio, and as to which there is no close corporation agreement in existence. The Company is an issuing public corporation, as so defined.

     A "control share acquisition" means the acquisition, directly or indirectly, by any person of shares of an issuing public corporation that, when added to all other shares of the issuing public corporation in respect of which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after such acquisition, directly or indirectly, alone or with others, to exercise or direct the exercise of the voting power of such issuing public corporation in the election of directors within any of the following ranges: (a) one-fifth or more but less than one-third of such voting power; (b) one-third or more but less than a majority of such voting power; or
(c) a majority or more of such voting power. An acquisition of shares of an issuing public corporation, however, does not constitute a control share acquisition if, among other things, the acquisition is consummated pursuant to a merger or consolidation adopted, or a combination or majority share acquisition authorized, by shareholder vote in compliance with Sections 1701.78 or 1701.83 of the ORC if the issuing public corporation is the surviving or new corporation in the merger or consolidation or is the acquiring corporation in the combination or majority share acquisition.

     Any person who proposes to make a control share acquisition must deliver an "acquiring person statement" to the issuing public corporation, which statement shall include: (a) the identity of the acquiring person, (b) a statement that the acquiring person statement is being delivered pursuant to the Ohio Control Share Acquisition Law, (c) the number of shares of the issuing public corporation owned, directly or indirectly, by such acquiring person, (d) the range of voting power in the election of directors under which the proposed acquisition would, if consummated, fall (i.e., in excess of 20%, 33 1/3% or 50%), (e) a description of the terms of the proposed acquisition and (f) representations of the acquiring person that the acquisition will not be contrary to the law and that such acquiring person has the financial capacity to make the proposed acquisition (including the facts upon which such representations are based).

     Within ten days of receipt of a qualifying acquiring person statement, the directors of the issuing public corporation must call a special shareholders meeting to vote on the proposed acquisition. Unless the acquiring person otherwise agrees, the meeting must be held within 50 days of receipt of such statement. The special meeting cannot be held later than certain other special meetings of shareholders called by the corporation in compliance with the ORC after receipt of a qualifying acquiring person statement.

     The issuing public corporation is required to send a notice of the special meeting as promptly as reasonably practicable to all shareholders of record as of the record date set for such meeting, together with a copy of the acquiring person statement and a statement of the issuing public corporation, authorized by its directors, of its position or recommendation, or that it is taking no position, with respect to the proposed control share acquisition.

     The acquiring person may make the proposed control share acquisition only if (a) at a meeting at which a quorum is present, a majority of the voting power entitled to vote in the election of directors represented (in person or by proxy) at such meeting and a majority of such voting power excluding "Interested Shares," authorize the control share acquisition and (b) such acquisition is consummated, in accordance with the terms so authorized, within 360 days following such authorization. For a quorum to be present, both a majority of the voting power in the election of directors and a majority of the portion of such voting power excluding the voting power excluding "Interested Shares" must be represented at the meeting in person or by proxy. "Interested Shares" means shares as to which any of the following may exercise or direct the exercise of voting power in the election of directors: (i) an acquiring person, (ii) an officer elected or appointed by the directors of the issuing public corporation or (iii) any employee of the issuing public corporation who is also a director of such corporation. "Interested Shares" also means shares of the issuing public corporation acquired, directly or indirectly, by any person or group for valuable consideration during the period beginning with the date of the first public disclosure of a proposed control share acquisition of the issuing public corporation and ending on the date of any special meeting of the corporation's shareholders held thereafter pursuant to the Ohio Control Share Acquisition Law for the purpose of voting on a control share acquisition proposed by an acquiring person, if either of the following apply: (i) the aggregate consideration paid or otherwise given by the person who acquired the shares, and any other persons acting in concert with it, for all shares exceeds $250,000, or
(ii) the number of shares acquired by the person who acquired the shares, and any other persons acting in concert with it, exceeds 1/2 of 1% of the outstanding shares of the corporation entitled to vote in the election of directors.

     Dissenters' rights are not available to shareholders of an issuing public corporation in connection with the authorization of a control share acquisition.

     Without waiving their right to challenge the validity of all or any part of the Ohio Control Share Acquisition Law or to seek an amendment to the Company's Articles or Regulations opting out of the Ohio Control Share Acquisition Law, and reserving their right to take actions inconsistent with the applicability of the Ohio Control Share Acquisition Law, Furon and the Purchaser delivered to the Company on November 12, 1996 an acquiring person statement relating to the Offer. Pursuant to the Ohio Control Share Acquisition Law, the Company's Board of Directors has, with the concurrence of Furon and the Purchaser, set Friday, December 13, 1996, as the date of the 831 Meeting.

     Shareholder Approval. Pursuant to the terms of the Company's Articles, the Merger Agreement must be adopted by the affirmative vote of the holders of a majority of the outstanding Shares. The Board of Directors has approved and adopted the Merger Agreement and the transactions contemplated thereby, and, unless the Merger is consummated pursuant to the short form merger provisions under the Ohio Revised Code (the "ORC") as described below, the only remaining required corporate action of the Company is the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the issued and outstanding Shares. Accordingly, if the Minimum Condition is satisfied, the Purchaser will have sufficient voting power to cause the adoption of the Merger Agreement without the affirmative vote of any other Shareholder.

     In the Merger Agreement, the Company has agreed to take all action necessary to convene a meeting of the Shareholders as soon as practicable after the consummation of the Offer for the purpose of considering and taking action on the Merger Agreement, if such action is required by the ORC.

     Short Form Merger. Under the ORC, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger without a vote of the shareholders. If, however, the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the shareholders is required under the ORC, a significantly longer period of time would be required to effect the Merger.

     Ohio Business Combination Law. Chapter 1704 of the ORC (the "Ohio Business Combination Law") provides that an issuing public corporation shall not engage in certain business combinations (including mergers) and other transactions (each, a "Chapter 1704 Transaction") with an "Interested Shareholder" (generally, a person entitled to exercise or direct the exercise of 10% or more of the outstanding voting power of the issuing public corporation in the election of directors) for a period of three years following the date such person became an Interested Shareholder. After such three year period, a Chapter 1704 Transaction between an issuing public corporation and such Interested Shareholder is prohibited unless either certain "fair price" provisions are complied with or the Chapter 1704 Transaction is approved by certain supermajority shareholder votes. The Ohio Business Combination Law does not apply if prior to the date such person became an Interested Shareholder, the board of directors of the issuing public corporation approved either the Chapter 1704 Transaction or the purchase of shares which resulted in the Interested Shareholder becoming an Interested Shareholder. The Company's Board of Directors has taken appropriate action so that the Ohio Business Combination Law is not applicable to the acquisition of Shares pursuant to the Offer or the Merger.

     Ohio Take-Over Act.  Sections 1707.041, 1707.042, 1707.23 and 1707.26 of
the ORC (collectively, the "Ohio Take-Over Act") regulate tender offers. The Ohio Take-Over Act applies to the purchase of or offer to purchase any equity security of a subject company from a resident of Ohio if, after the purchase, the offeror would directly or indirectly be the beneficial owner of more than 10% of any class of issued and outstanding equity securities of the Company (a "control bid"). A subject company includes an issuer, such as the Company, that either has its principal place of business or principal executive offices located in Ohio or owns or controls assets located in Ohio that have a fair market value of at least one million dollars, and that has more than one thousand beneficial or record equity security holders who reside in Ohio. A subject company, however, need not be incorporated in Ohio. Notwithstanding the definition of subject company contained in the Ohio Take-Over Act, the Ohio Division of Securities (the "Ohio Division"), by rule or an adjudicatory proceeding, may make a determination that an issuer does not constitute a subject company if appropriate review of control bids involving the issuer is to be made by any regulatory authority of another jurisdiction. The Ohio Division has not adopted any rules under this provision.

     The Ohio Take-Over Act prohibits an offeror from making a control bid for securities of a subject company pursuant to a tender offer until the offeror has filed specified information with the Ohio Division. In addition, the offeror is required to deliver a copy of such information to the subject company not later than the offeror's filing with the Ohio Division and to send or deliver such information and the material terms of the proposed offer to all offerees in Ohio as soon as practicable after the offeror's filing with the Ohio Division.

     Within three calendar days of such filing, the Ohio Division may by order summarily suspend the continuation of the control bid if it determines that the offeror has not provided all of the specified information or that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid. If the Ohio Division summarily suspends a control bid, it must schedule and hold a hearing within ten calendar days of the date on which the suspension is imposed and must make its determination within three calendar days after the hearing has been completed but no later than sixteen calendar days after the date on which the suspension is imposed. The Ohio Division may maintain its suspension of the continuation of the control bid if, based upon the hearing, it determines that all of the information required to be provided by the Ohio Take-Over Act has not been provided by the offeror, that the control bid materials provided to offerees do not provide full disclosure of all material information concerning the control bid, or that the control bid is in material violation of any provision of the Ohio securities laws. If, after the hearing, the Ohio Division maintains the suspension, the offeror has the right to correct the disclosure and other deficiencies identified by the Ohio Division and to reinstitute the control bid by filing new or amended information pursuant to the Ohio Take-Over Act.

     Without prejudice to their position that the Ohio Take-Over Act is unconstitutional or conceding its applicability to the Offer, Furon and the Purchaser are filing with the Ohio Division the information specified by the Ohio Take-Over Act, together with a copy of the Schedule 14D-1 relating to the Offer.

     Conditions to the Merger. Unless the Purchaser owns 90% or more of the Shares, Furon and the Purchaser will not be obligated to effect the Merger if, among other reasons, there is any change (or any development involving a prospective change) in the business, financial condition or results of operations of the Company or any of its subsidiaries that has had or is reasonably expected to have a material adverse effect upon the Company and its subsidiaries taken as a whole. There can be no assurance that the Merger will ever be effected.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.                                             DESCRIPTION
-------       -----------------------------------------------------------------------------------
1         --  Agreement and Plan of Merger dated as of November 12, 1996 among Furon, the
              Purchaser and the Company (filed as Exhibit 99.10 to Schedule 14D-1 of Furon and the Purchaser filed with the Securities and Exchange Commission on November 15,
              1996("Schedule 14D-1"), and incorporated herein by reference)
2         --  Company Option Agreement dated November 12, 1996 between Medex, Inc. and Furon
              Company (filed as Exhibit 99.12 to Schedule 14D-1, and incorporated herein by reference).
3         --  Form of Director and Officer Agreement dated November 12, 1996 among the Company,
              Furon and FCY, Inc. (filed as Exhibit 99.11 to Schedule 14D-1, and incorporated herein by reference).
4         --  Rights Agreement, dated as of October 12, 1995, between Medex, Inc. and Huntington
              National Bank, as rights agent (the "Rights Agreement") (filed as Exhibit 1 to the
              Company's Registration Statement on Form 8-A filed October 23, 1995 and incorporated herein by reference).
5         --  Amendment to Rights Agreement (filed as Exhibit 4.1 to the Company's Quarterly
              Report on Form 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference).
6         --  Confidentiality Agreement dated September 16, 1996 between the Company and Furon
              (the "Confidentiality Agreement").
7         --  Amendment to the Confidentiality Agreement dated October 30, 1996.
8         --  Medex, Inc. Administrative Incentive Stock Option Plan II, as amended (filed as
              Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended
              June 30, 1996 (the "1996 Form 10-K"), and incorporated herein by reference).
9         --  Medex, Inc. Non-Employee Director Restricted Stock Option Plan (filed as Exhibit
              10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
              1994, and incorporated herein by reference).
10        --  Medex, Inc. Non-Employee Director Restricted Stock Option Plan II (filed as Exhibit
              10.3 of the Company's Annual Report on Form 10-K for the fiscal year ended June 30,
              1995, and incorporated herein by reference).
11        --  Medex, Inc. Non-Employee Director Restricted Stock Option Plan III (filed as
              Exhibit 10.3 of the Company's Quarterly Report on Form 10-Q for the quarter ended
              December 31, 1993, and incorporated herein by reference).
12        --  Medex, Inc. Non-Employee Director Restricted Stock Option Plan IV (filed as Exhibit
              10.5 to the 1996 Form 10-K, and incorporated herein by reference).
13        --  Medex, Inc. Key Employee Nonstatutory Stock Option Plan, as amended (filed as
              Exhibit 10.7 to the 1996 Form 10-K, and incorporated herein by reference).
14        --  Medex, Inc. 1994 Executive Stock Option Plan, as amended (filed as Exhibit 10.6 to the 1996 Form 10-K, and incorporated herein by reference).
15        --  Medex, Inc. Employees Stock Purchase Plan, as amended (filed as Exhibit 10.2 to the
              Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994, and incorporated herein by reference).
16        --  Form of Employment Agreement as executed by all executive officers of the Company except C. Craig Waldbillig, Robert E. Boyd, Jr. (filed as Exhibit 10.10 to the 1996
              Form 10-K, and incorporated herein by reference).

EXHIBIT
  NO.                                             DESCRIPTION
              -----------------------------------------------------------------------------------
17        --  Amendment to the Employment Agreement between the Company and Bradley P. Gould, dated November 1, 1995 (filed as Exhibit 10.11 to the Company's Quarterly Report 5 on Form 10-Q for the quarter ended December 31, 1995, and incorporated herein by reference).
18        --  Executive Employment Agreement between the Company and Bradley P. Gould, dated
              February 14, 1996 (filed as Exhibit 10.12 to the Company's Quarterly Report on Form
              10-Q for the quarter ended March 31, 1996, and incorporated herein by reference).
19        --  Form of proposed Executive Employee Agreement between the Company and all executive officers of the Company except Bradley P. Gould, Michael J. Barilla and Georg W.
              Landsberg.
20        --  Form of proposed Executive Employment Agreement between the Company and Georg W.
              Landsberg dated as of November 12, 1996.
21        --  Amendment to Executive Employee Agreement between the Company and Michael J.
              Barilla (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for
              the quarter ended September 30, 1996, and incorporated herein by reference).
22        --  Forms of Director and Executive Officer Indemnification Agreements as executed by all directors and Bradley P. Gould (filed as Exhibit 10.8 to the 1996 10-K, and incorporated herein by reference).
23        --  Joint Press Release issued by Furon and the Company on November 13, 1996 (filed as
              Exhibit 99.7 to the Schedule 14D-1, and incorporated herein by reference).
24        --  Letter dated November 15, 1996 to Shareholders from Chairman of the Board of the
              Company*.
25        --  Opinion dated November 12, 1996 of Smith Barney Inc. (included as Annex I hereto)*.
26        --  Medex, Inc.'s Articles of Incorporation (filed as Exhibit 3(a) to the Company's
              Quarterly Report on Form 10-Q for the quarter ended December 31, 1991 and incorporated herein by reference).

---------------
* Included in copies mailed to shareholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                    November 15, 1996

                                          --------------------------------------
                                                          (Date)

                                                /s/  Bradley P. Gould

                                          --------------------------------------
                                                        Signature

                                                     Bradley P. Gould
                                          President and Chief Executive Officer

                                          --------------------------------------
                                                      Name and Title

[LETTERHEAD]

November 12, 1996

The Board of Directors
Medex, Inc.
3637 Lacon Road
Hilliard, Ohio 43026

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Medex, Inc. ("Medex") pursuant to the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of November 12, 1996 (the "Merger Agreement"), by and among Medex, Furon Company ("Furon") and FCY Inc., a wholly owned subsidiary of Furon ("Merger Sub"). As more fully described in the Merger Agreement, (i) Furon and Merger Sub will make a tender offer to purchase all outstanding shares of the common stock, par value $0.01 per share, of Medex (the "Medex Common Stock") at a purchase price of $23.50 per share, net to the seller in cash (the "Tender Offer") and (ii) subsequent to the Tender Offer, Merger Sub will be merged with and into Medex (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Medex Common Stock not previously tendered will be converted into the right to receive $23.50 in cash.

     In arriving at our opinion, we reviewed the Merger Agreement and held discussions with certain senior officers, directors and other representatives and advisors of Medex and certain senior officers and other representatives of Furon concerning the business, operations and prospects of Medex. We examined certain publicly available business and financial information relating to Medex as well as certain financial forecasts and other information and data for Medex which were provided to or otherwise discussed with us by the management of Medex. We reviewed the financial terms of the Transactions as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Medex Common Stock; the historical and projected earnings and other operating data of Medex; and the capitalization and financial condition of Medex. We considered, to the extent publicly available, the financial terms of similar transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Medex. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial economic and market criteria as we deemed appropriate in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Medex that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Medex as to the future financial performance of Medex. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Medex nor have we made any physical inspection of the properties or assets or Medex.

     In connection with our engagement, we were requested to approach, and held discussions with, certain third parties to solicit indications of interest in a possible acquisition of Medex. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

     Smith Barney has been engaged to render financial advisory services to Medex in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Medex and Furon for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have in the past provided investment banking services to Medex unrelated to the proposed Transaction, for which services we have received compensation. In addition, we and our affiliates (including Travelers Group Inc. and its affiliates) may maintain relationships with Medex and Furon.

     Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Medex in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender shares of Medex Common Stock in the Tender Offer or how such stockholder should vote on the proposed Merger. Our opinion may not be published or otherwise used or referred to, nor shall any public reference to Smith Barney be made, without our prior written consent.

     Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the cash consideration to be received by he holders of Medex Common Stock (other than Furon and its affiliates) in the Transaction is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          SMITH BARNEY INC.

                                                                        ANNEX II

                                  MEDEX, INC.
                                3637 LACON ROAD
                              HILLIARD, OHIO 43026

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about November 14, 1996, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on November 12, 1996. You are receiving this Information Statement in connection with the possible election of persons designated by Furon to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees (the "the Purchaser Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder. See "Board of Directors -- Right to Designate Directors; the Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, Furon commenced the Offer on November 13, 1996. The Offer is scheduled to expire at 12:00 midnight on December 13, 1996, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The information contained in this Information Statement concerning Furon and the Purchaser has been furnished to the Company by Furon and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of November 12, 1996, the Company had 6,216,601 Shares outstanding and 150,590 Shares were held in the treasury of the Company or its subsidiaries. The Board currently consists of nine members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, upon the acceptance for payment of, and payment for, any Shares by the Purchaser pursuant to the Offer which, when taken together with the Shares which Furon beneficially owns represent at least sixty percent (60%) of the then outstanding Shares, the Purchaser will be entitled to request and receive resignations of up to but not exceeding five (5) directors on the Board and to designate certain the Purchaser Designees to fill the resulting vacancies. Any number of directors requested to resign shall resign in reverse order of seniority on the Board.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors, and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to shareholders together with this Schedule 14D-9. The information on such Schedule I is incorporated herein by reference. No determination has yet been made as to which of the current directors of the Company who are not officers of the Company will continue as directors following the purchase of Shares pursuant to the Offer.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of such minimum percentage of Shares pursuant to the Offer, which purchase cannot be earlier than December 16, 1996, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the sufficient numbers of current directors will resign to enable the Purchaser Designees to be elected to the Board.

                     DIRECTORS AND OFFICERS OF THE COMPANY

     The names of the current directors and executive officers, their ages as of November 1, 1996 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of the Shares by the Purchaser pursuant to the Offer.

                                                                           EXPIRATION
                                                                               OF        DIRECTOR OF
          NAME             AGE     MEDEX, INC. AND OTHER DIRECTORSHIPS    PRESENT TERM   MEDEX SINCE:
-------------------------  ---    --------------------------------------  ------------   ------------
Robert E. Boyd, Jr.......  70     Attorney at Law, Boyd & Boyd Co.,           1998           1964
                                  L.P.A.; Secretary and General Counsel
                                  for the Company
James L. Ginter..........  51     Professor, Marketing Department, Max        1998           1986
                                  M. Fisher College of Business, The
                                  Ohio State University
John N. Holscher.........  71     Business Consultant; Adjunct Lecturer,      1998           1989
                                  Max M. Fisher College of Business, The
                                  Ohio State University
Bradley P. Gould.........  43     President and Chief Executive Officer       1997           1996
                                  of the Company; prior to October 1996,
                                  Senior Vice President, European
                                  Operations; first elected Vice
                                  President, 1992; from 1991 until May
                                  1992, Director of Sales/Marketing,
                                  European Operations
J. David Martino, M.D....  52     Physician; Chairman, Department of          1997           1988
                                  Anesthesiology, Children's Hospital,
                                  Columbus, Ohio
C. Craig Waldbillig(2)...  70     Chairman of the Board of Directors;         1997           1959
                                  prior to March 1993, Chief Executive
                                  Officer of the Company
Thomas A. Helmrath,        59     Physician; President and Chief              1996           1985
  M.D....................         Executive Officer, Physicians of The
                                  Ohio State University, Inc.; from May
                                  1993 to April 1994, Healthcare Systems
                                  management Consultant; from February
                                  1991 until May 1993, Senior Vice
                                  President, Medical Affairs,
                                  MetroHealth System, Cleveland, Ohio
                                  and Associate Dean, School of
                                  Medicine, Case Western Reserve
                                  University

                                                                           EXPIRATION
                                                                               OF        DIRECTOR OF
          NAME             AGE     MEDEX, INC. AND OTHER DIRECTORSHIPS    PRESENT TERM   MEDEX SINCE:
-------------------------  ---    --------------------------------------  ------------   ------------
Thomas M. Jordan, Jr.....  60     Certified Public Accountant;                1996           1990
                                  President, Thomas M. Jordan, Jr.,
                                  C.P.A., Inc.
John B. Joyce, Jr.(1)....  70     First Vice President, Robert W. Baird       1996           1987
                                  & Co., Incorporated, Columbus, Ohio,
                                  Members of New York Stock Exchange

---------------

(1) In accordance with the Company's By-Laws, the Board of Directors has by resolution waived the age restriction contained in said By-Laws as to Mr. Joyce's nomination and election as a director. Mr. Joyce has agreed, in writing, to resign at anytime upon the Board's identifying a suitable replacement, and being so requested in writing by a majority of the members currently constituting the Board of Directors.
(2) Mr. Waldbillig is a director of Danninger Medical Technology, Inc.

     The Code of Regulations of the Company provides that the Board of Directors shall be comprised of nine directors. The directors are divided into three classes serving staggered three-year terms, in accordance with the Company's Code of Regulations. Each director holds office until the next annual meeting of shareholders and until a successor has been elected and qualified. The executive officers of the Company are elected annually and serve at the discretion of the Board of Directors.

EXECUTIVE OFFICERS OF THE REGISTRANT

     The following table sets forth certain information concerning officers of the Company:

         NAME                         POSITION WITH THE COMPANY               AGE
-----------------------  ---------------------------------------------------  ---
C. Craig Waldbillig....  Chairman of the Board and Director                   70
Bradley P. Gould.......  President, Chief Executive Officer and Director      43
Terry L. Sanborn.......  Senior Vice President, Manufacturing and Chief       53
                         Operating Officer
Michael J. Barilla.....  Senior Vice President and Chief Financial Officer    45
Georg W. Landsberg.....  Senior Vice President, European Operations           42
Robert E. Boyd, Jr.....  Secretary, General Counsel and Director              70
Kevin L. Barnett.......  Vice President, Treasurer and Corporate Controller   34
Alan M. Fermier........  Vice President, Human Resources & Organizational     43
                           Development
Clint R. Lawson........  Vice President, Corporate Quality Assurance &        47
                         Regulatory Affairs
David G. Musgrove......  Vice President, International & O.E.M. Development   52
Nigel S. Perry.........  Vice President of Operations, Europe                 45
Julie A. Reichert......  Vice President, New Product Development              33
Alan Upton.............  Vice President, Finance & Administration, Europe     49

     C. Craig Waldbillig, a co-founder of the Company in 1959, was elected Chairman of the Board in 1982. Mr. Waldbillig retired as Chief Executive Officer of the Company in 1993. Mr. Waldbillig is also a director and Chairman of Medex Medical, Inc. and a director of Medex Exports, Inc. Mr. Waldbillig serves as a director of Danninger Medical Technology, Inc.

     Bradley P. Gould was elected Chief Executive Officer as of October 1995 and appointed Director and elected President in May 1996. In 1993, he was elected Senior Vice President, European Operations. Mr. Gould was first elected Vice President in 1992. From 1991 until May of 1992, Mr. Gould was Director of Sales/Marketing European Operations. Mr. Gould is also a Director of Medex Medical, Inc. and Ashfield Medical Systems Limited; a Managing Director of Medex Medical GmbH and Medex Medical France SARL; and a Director and President of Medex Exports, Inc.

     Terry L. Sanborn was elected Chief Operating Officer in May of 1993. Mr. Sanborn has served as Senior Vice President of Manufacturing since May 1995. Mr. Sanborn also served as Executive Vice President from May 1993 to 1995; Senior Vice President, Corporate Operations from 1991 to 1993; and as a Vice President since 1979. Mr. Sanborn is also a Vice President of Medex Medical, Inc.

     Michael J. Barilla was elected Senior Vice President and Chief Financial Officer in August 1996. In October 1995 he was elected acting Chief Financial Officer. Mr. Barilla was elected Vice President, Internal Auditing in fiscal 1995. From 1993 to 1995 he served as Senior Vice President, Corporate Operations and Administration. He was first elected as Vice President in 1990 and previously served as Corporate Controller. Mr. Barilla is also Chief Financial Officer, Medex Exports, Inc. and Assistant Treasurer, Medex Medical, Inc.

     Georg W. Landsberg was elected Senior Vice President, European Operations in August 1996. Dr. Landsberg was first elected Vice President in 1994. From May 1992 to November 1994, he was Director, Sales & Marketing, European Operations. Prior to May 1992 he served as Sales & Marketing Manager, Cardionova GmbH. Dr. Landsberg is also a Director and President, Medex Medical, Inc.; a Director of Ashfield Medical Systems Limited; and a Managing Director, Medex Medical GmbH and Medex Medical France SARL.

     Robert E. Boyd, Jr., was elected Secretary and General Counsel in 1960 and has been a director since 1964. Mr. Boyd has been a practicing attorney for more than 44 years. Mr. Boyd is also a Director and Secretary of Medex Medical, Inc. and Medex Exports, Inc.

     Kevin L. Barnett was elected Treasurer in November 1995 and had previously become Vice President and Corporate Controller in 1994. From April of 1992 until May of 1994 he was Assistant Treasurer of the Company. Prior to April of 1992, Mr. Barnett was employed by Deloitte & Touche as Manager, Auditing Services. Mr. Barnett is also Assistant Treasurer, Medex Medical, Inc. and Treasurer, Medex Exports, Inc.

     Alan M. Fermier was elected Vice President, Human Resources & Organizational Development in December 1995. Prior to joining the Company, Mr. Fermier was Vice President, Human Resources and Administration for Cardiac Alliance, Inc. from 1993 to 1995 and from 1987 to 1993 he was Regional Director, Human Resources for Tokos Medical Corporation.

     Clint R. Lawson was elected Vice President in 1990 and is responsible for quality assurance and regulatory affairs. Prior to 1990, he was Director of Corporate Quality Control and Regulatory Affairs for the Company.

     David G. Musgrove was elected Vice President in 1982 and is currently responsible for international, O.E.M., and bulk sales development. Mr. Musgrove is a Vice President of Medex Exports, Inc.

     Nigel S. Perry was elected Vice President of Operations, Europe in May 1996. From 1991 until 1996 he was Director of Operations, Medex Medical, Inc. Mr. Perry is also a Director, Ashfield Medical Systems Limited and a Director and Vice President, Medex Medical, Inc.

     Julie A. Reichert was elected Vice President, New Product Development in September 1996. Ms. Reichert was the Research & Development Manager, Hospital Infusion Systems from May 1995 until her election. Prior to joining the Company, she was employed by Ohmeda Monitoring Systems as Project Manager and Engineer.

     Alan Upton was elected Vice President, Finance & Administration, Europe in May 1996. From 1992 until 1996, he was Director of Finance, Medex Medical, Inc. and had previously been employed as an accountant at Medex Medical, Inc. from 1985 until 1992. Mr. Upton is also a Director and Treasurer, Medex Medical, Inc.; a Director of Ashfield Medical Systems Limited; and a Managing Director of Medex Medical GmbH and Medex Medical France SARL.

     Officers are elected by the Board of Directors following the annual meeting and serve until the next annual meeting or until their successors are named.

     There are no family relationships between any director or executive officer and any other director or executive officer of the Company.

     There are no arrangements or understandings between any of the executive officers of the Company and other persons relating to their selection as officers.

     There have been no events under any bankruptcy act, no original proceedings, and no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years.

BOARD MEETINGS AND COMMITTEES

     During fiscal 1996, the Board of Directors had an Audit Committee, Executive Compensation Committee, Finance Committee, Pension Plan Administrative Committee, Stock Option Committee, Nominating Committee, Executive Committee and an Employee Benefits Committee. The Board of Directors approved amendments to the Company's By-Laws which, during fiscal 1996, combined the Stock Option, Pension Plan Administrative and Executive Compensation Committees and their functions into a single Employee Benefits Committee. The members of the Employee Benefits Committee are Mr. Joyce, Mr. Boyd, Dr. Helmrath, Mr. Holscher and Dr. Martino. A total of fourteen meetings of the Board of Directors of the Company were held during the fiscal year ended June 30, 1996. During fiscal 1996, all of the directors attended 75% or more of the total meetings of the Board and of Committees of the Board on which they served.

     The Audit Committee recommends to the Board of Directors the selection of the independent accountants to be employed by the Company and reviews generally the scope of the audit and the results thereof. The Audit Committee reviews generally the Company's internal accounting controls with the auditors and reviews compliance with the Company's policy on non-audit services provided by the independent auditors. The members of the Audit Committee are Dr. Helmrath, Mr. Holscher and Mr. Jordan. The Committee met six times during the year ended June 30, 1996.

     The Executive Compensation Committee reviewed and recommended to the Board of Directors the compensation of directors and executive officers of the Company and reviewed and recommended to the Board of Directors the adoption of any compensation plans in which directors and officers were eligible to participate. The members were Mr. Joyce, Dr. Helmrath and Mr. Holscher. The Committee met six times during the year ended June 30, 1996.

     The Finance Committee is responsible for formulating and presenting recommendations to the Board of Directors on investment policy, financial matters, capital structure and allocation, dividends, financing arrangements, financial planning, budgeting and undertaking such other duties and responsibilities relating to corporate finance as the Board of Directors may delegate to the Committee. The members of the Committee are Mr. Jordan, Mr. Waldbillig and Mr. Holscher. The Committee met four times during the year ended June 30, 1996.

     The Stock Option Committee administered and interpreted the Company's stock option plans except the Non-Employee Director Plans and, subject to the provisions of the plans, selected the employees who were to participate in such plans and determined the terms of their participation. The members were Mr. Boyd, Mr. Joyce, and Dr. Martino. The Committee met once during the year ended June 30, 1996.

     The Pension Plan Administrative Committee administered and interpreted the Company's Employees' Profit Sharing Plan and Trust Agreement, and acted as the "Administrative Committee" under that Plan, and reported its operations and recommendations to the Board of Directors. The members were Mr. Ginter, Dr. Martino and Mr. Jordan. The Committee met once during the year ended June 30, 1996.

     The Nominating Committee is responsible for searching out and recommending to the Board of Directors, for nomination, new candidates for election to the Board. The Committee will consider nominees recommended by shareholders. Such recommendations should be made in writing, addressed to the Company's Secretary. The members are Mr. Joyce, Mr. Gould and Mr. Holscher. The Committee did not meet during the year ended June 30, 1996.

     The Executive Committee is authorized, when it is impractical or not in the best interest of the Company to wait until a Board of Director's meeting for approval, to approve contracts, obligations and transactions of the Company up to $350,000. In addition, the Executive Committee is responsible for choosing recipients for the Company's annual contributions to charities. The members are Mr. Ginter, Mr. Waldbillig, Mr. Gould and Mr. Boyd. The Committee met five times during the year ended June 30, 1996.

     The Employee Benefits Committee is responsible for the following: reviewing and recommending to the Board of Directors the compensation of directors and executive officers of the Company and the approval of compensation plans in which directors and executive officers are eligible to participate; the administration and interpretation of the Company's stock option plans; and the administration and interpretation of the Company's Employees' Profit Sharing Plan and Trust Agreement. The Committee met five times during the year ended June 30, 1996.

SECTION 16 REPORTING REQUIREMENTS

     Section 16(a) of the Securities Exchange Act of 1934 requires the Corporation's officers, directors and persons who are beneficial owners of more than ten percent of the Corporation's Common Stock ("reporting persons") to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Reporting persons are required by Securities and Exchange Commission regulations to furnish the Corporation with copies of all Section 16(a) forms filed by them.

     Based on its review of the copies of Section 16(a) forms received by it, the Company believes that, during fiscal 1996, all reporting persons fully complied with the filing requirements applicable to such persons.

               BENEFICIAL OWNERSHIP OF THE COMPANY'S COMMON STOCK

     The following tables, together with the accompanying footnotes, describe the beneficial ownership of the Company's Common Stock, $.01 par value per share, as of November 1, 1996, of each person who at such date was known to be the beneficial owner of more than five percent of the total shares of Common Stock then issued and outstanding, each Director and nominee for Director individually, each of the Executive Officers named in the Summary Compensation Table who were employed by the Company, as of the above date, and all Officers and Directors of the Company as a group. The share figures shown below are based principally upon information supplied by the named individuals and group members described in the tables.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

                                                                                        PERCENT
                                                                                          OF
                      BENEFICIALLY NAME AND ADDRESS                          OWNED       CLASS
--------------------------------------------------------------------------  -------     -------
Kennedy Capital Management, Inc...........................................  521,340(1)    8.40%
  10829 Olive Boulevard
  St. Louis, Missouri 63141
SAFECO Corporation........................................................  464,600(2)    7.48%
  SAFECO Plaza
  Seattle, Washington 96185
C. Craig Waldbillig.......................................................  427,348(3)    6.87%
  1650 Dolphin Court
  Naples, Florida 33962
Dimensional Fund Advisors, Inc............................................  312,623(4)    5.03%
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California 90401

                        SECURITY OWNERSHIP OF MANAGEMENT

                                                                                           PERCENT
                                                                      BENEFICIALLY           OF
                          NAME AND ADDRESS                               OWNED              CLASS
--------------------------------------------------------------------  ------------         -------
Michael J. Barilla..................................................        79,150(5)        1.26%
Robert E. Boyd, Jr..................................................        84,870(6)(7)     1.36%
James L. Ginter.....................................................        38,383(6)           *
Bradley P. Gould....................................................       196,700(8)        3.07%
Thomas A. Helmrath, M.D.............................................        26,857(6)           *
John N. Holscher....................................................        33,000(6)           *
Thomas M. Jordan, Jr................................................        29,000(6)           *
John B. Joyce, Jr...................................................        37,321(6)           *
Georg W. Landsberg..................................................        26,350(9)           *
Clint R. Lawson.....................................................        21,718(10)          *
J. David Martino, M.D...............................................        34,514(6)(11)       *
Terry L. Sanborn....................................................        65,427(12)       1.05%
C. Craig Waldbillig.................................................       427,348(3)        6.87%
All Directors and Officers
  as a group (19 persons)...........................................     1,172,855(13)      17.11%

---------------

   * less than 1%
 (1) All information related to this shareholder is based upon a report on Form 13F filed with the SEC as of July 10, 1996. This figure includes 124,750 shares over which the holder has no voting power.
 (2) All information related to this shareholder is based upon a report on Form 13F filed with the SEC as of September 10, 1996. This figure includes 464,600 shares over which the holder has shared investment power.
 (3) Includes 15,000 shares which Mr. Waldbillig has the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options. Includes 8,476 shares which Mr. Waldbillig has sole voting and investment power; 9,116 shares which Mr. Waldbillig shares such power with his wife; 344,439 shares held by the Charles Craig Waldbillig Trust; and 50,317 shares held by Mr. Waldbillig's wife's trust.
 (4) All information related to this shareholder is based upon a report on Form 13F-E dated July 25, 1996. This figure includes 89,400 shares over which the holder has no voting power.
 (5) Includes 460 shares of which Mr. Barilla is custodian for his minor children; also includes 74,875 shares which Mr. Barilla has the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options.
 (6) Includes shares in the following amounts which the following Non-Employee Directors have a right to acquire within sixty (60) days following September 23, 1996 pursuant to the Non-Employee Director Restricted Stock Option Plans: Mr. Boyd 41,088; Mr. Ginter 30,000; Dr. Helmrath 21,000; Mr. Holscher 33,000; Mr. Jordan 29,000; Mr. Joyce 35,775; and Dr. Martino 34,400.
 (7) Includes 8,258 shares owned by Mr. Boyd's wife.
 (8) Includes 193,200 shares which Mr. Gould has the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options.
 (9) Includes 26,350 shares which Dr. Landsberg has the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options.
(10) Includes 17,000 shares which Mr. Lawson has the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options.
(11) Includes 114 shares of which Dr. Martino is custodian for his minor children.
(12) Includes 32,850 shares which Mr. Sanborn has the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options; also includes 3,231 shares in which Mr. Sanborn shares voting and investment power with his wife.
(13) Includes 646,751 shares which the directors and officers have the right to acquire within sixty (60) days following September 23, 1996, upon the exercise of stock options.

     Unless otherwise indicated each person named above has sole voting and investment power over the listed shares.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth information for fiscal years ended June 30, 1996, 1995 and 1994 as to compensation paid by the Company and its subsidiaries to the Company's Chief Executive Officer, its four other most highly compensated Executive Officers as of June 30, 1996, and one additional former Executive Officer of the Company (the "Named Executive Officers").

                                                                             LONG TERM
                                                                           COMPENSATION
                                                                       ---------------------
                                        ANNUAL COMPENSATION                   AWARDS
                                ------------------------------------   ---------------------
  NAME AND PRINCIPAL             SALARY     BONUS     OTHER ANNUAL     SECURITIES UNDERLYING      ALL OTHER
        POSITION         YEAR     ($)      ($)(3)    COMPENSATION(4)      OPTIONS/SARS(#)      COMPENSATION(5)
-----------------------  ----   --------   -------   ---------------   ---------------------   ---------------
Bradley P. Gould         1996   $303,229   $89,600       $81,606               214,300            $   3,131
  President and Chief    1995    242,004    67,000            --                 9,900                  120
  Executive Officer(1)   1994    195,137    30,874            --                 9,000                   55
Phillip D. Messinger     1996    111,219     -0-              --             -0-                    794,994
  Former President and   1995    204,000     -0-              --                17,300               20,572
  Chief Executive        1994    198,421    52,323            --                20,000               15,592
  Officer(1)
Georg W. Landsberg       1996    165,169    40,000            --                19,800                  140
  Senior Vice President  1995    141,302    56,464            --                 3,300                  117
  European               1994         --        --            --                    --                   --
  Operations(2)
Terry L. Sanborn         1996    141,500    25,470            --                22,700                1,651
  Senior Vice            1995    178,167     2,123            --                 9,900                4,912
  President,             1994    160,750    42,389            --                10,000                4,518
  Manufacturing and
  Chief Operating
  Officer
Michael J. Barilla       1996    129,300    27,000            --                22,825                  827
  Senior Vice President  1995    110,000     8,250            --                 3,300                3,322
  and Chief Financial    1994    110,000    29,007            --                 9,000                2,764
  Officer
Clint R. Lawson          1996    114,400    28,600            --                15,200                1,386
  Vice President,        1995    110,000     6,188            --                 6,500                3,942
  Corporate Quality      1994    110,000    29,007            --                 2,500                3,275
  Assurance &
  Regulatory Affairs

---------------

(1) Mr. Gould was elected Chief Executive Officer in October 1995 and elected President in May 1996.
(2) Information is only provided for fiscal years 1996 and 1995. Dr. Landsberg became an Executive Officer of the Company in fiscal 1995.
(3) Amounts shown include cash compensation earned by the Named Executive Officer during the year covered.
(4) The aggregate amount of such compensation to be reported herein is less than either $50,000 or 10% of the total of annual salary and bonuses reported for the Named Executive Officer, except for Mr. Gould. The amount shown for Mr. Gould includes: $76,169 for payments and reimbursements associated with moving and relocation expenses, including gross-up payments to offset the effect of income taxes; and $5,437 for personal use of a Company automobile.
(5) The following items were included under the heading "All Other
     Compensation":
     (a) During fiscal year 1996, the following matching contributions were made to the Company's deferred 401(k) savings plan accounts of: Mr. Gould $1,333; Mr. Sanborn $1,303; Mr. Barilla $665; and Mr. Lawson $1,206.

     (b) The following Split Dollar Life Insurance benefits, representing the P.S.58 portion of the insurance premiums, were paid on behalf of the following persons: Mr. Gould $148; Mr. Mesinger $603; Dr. Landsberg $140; Mr. Sanborn $348; Mr. Barilla $162; and Mr. Lawson $180.
     (c) Directors fees of $1,650 were received by Mr. Gould and $13,150 by Mr. Messinger during fiscal 1996.
     (d) The Company and Mr. Messinger entered into a Severance Agreement and Release pursuant to which Mr. Messinger resigned as a director and received payments in the amount of $670,613 and the Company transferred its entire interest in a certain split dollar life insurance policy to Mr. Messinger which had a cash value of $110,628.

     Each of the currently employed Named Executive Officers have entered into an employment agreement with the Company. Each agreement becomes operative only upon a change of control, as defined in the agreement, that occurs when the officer is in the employ of the Company. If a change in control occurs and the officer's employment with the Company is involuntarily terminated within one year thereafter, the officer becomes entitled to the severance benefits described below. Likewise, the officer shall be entitled to the severance benefits if he/she in good faith determines that his/her status or responsibilities with the Company have been diminished subsequent to a change in control and shall for that reason resign within one year after such change in control. Upon such termination the officer shall be entitled to receive (i) cash equal to two times his/her annual salary paid in equal installments over a 24 month period, (ii) cash in the amount equal to two times his/her previous year's incentive compensation benefit, (iii) 24 months of continued coverage under the Company's hospital, medical, accident, disability and life insurance plans, or the cash equivalent thereof, and (iv) a paid-up annuity equal to what the officer would have received under the Company's defined contribution profit sharing plan. The officer is not required to mitigate the amount of any payments by seeking other employment. The Company must pay all legal fees, up to $500,000, incurred by the officer as a result of such officer's seeking to enforce the agreement. There have been no payments pursuant to said agreements.

     The Company has entered into an additional employment agreement with Mr. Gould which provides for reimbursement of moving and relocation expenses associated with Mr. Gould's move to Ohio and also provides for severance payments in the event of his termination for other than a change in control equivalent to one year of salary and bonus. The employment agreement also provides for the following: (i) a base salary of $320,000 per annum; (ii) 90 days prior written notice of termination of Mr. Gould's employment to be given by either the Company or Mr. Gould to the other party; (iii) tax preparation and consultation services; and (iv) Mr. Gould's eligibility for and participation in the Company's benefit plans.

STOCK OPTIONS GRANTED AND EXERCISED

     The following tables reflect: (i) the number and value of options granted in fiscal 1996 to the Named Executive Officers; (ii) the aggregate exercises and number and value of exercisable and unexercisable options at June 30, 1996.

                       OPTIONS GRANTS IN LAST FISCAL YEAR

                                                INDIVIDUAL GRANTS                   POTENTIAL REALIZABLE
                                 -----------------------------------------------      VALUE AT ASSUMED
                                              % OF TOTAL                               ANNUAL RATES OF
                                               OPTIONS                                   STOCK PRICE
                                              GRANTED TO   EXERCISE                   APPRECIATION FOR
                                 OPTIONS      EMPLOYEES    OF BASE                     OPTION TERM(3)
                                 GRANTED      IN FISCAL     PRICE     EXPIRATION   -----------------------
             NAME                  (#)           YEAR       ($/SH)       DATE          5%          10%
-------------------------------  --------     ----------   --------   ----------   ----------   ----------
Bradley P. Gould...............    14,300(1)      3.21%     $10.75      08/23/00   $   42,471   $   93,851
                                 *200,000(2)     44.89       10.50      11/15/05    1,320,679    3,346,859
Phillip D. Messinger...........       -0-           --          --            --           --           --
Georg W. Landsberg.............     4,800(1)      1.08       10.75      08/23/00       14,256       31,502
                                   15,000(2)      3.37       10.50      11/15/05       99,051      251,014
Terry L. Sanborn...............       200(1)      0.04       10.50      11/15/00          580        1,282
                                   22,500(2)      5.05       10.50      11/15/05      148,576      376,522
Michael J. Barilla.............       325(1)      0.07       10.50      11/15/00          943        2,083
                                   22,500(2)      5.05       10.50      11/15/05      148,576      376,522
Clint R. Lawson................       200(1)      0.04       10.50      11/15/00          580        1,282
                                   15,000(2)      3.37       10.50      11/15/05       99,051      251,014

---------------

(1) Granted under the 1994 Executive Stock Option Plan, in which the participants, the timing of grants, and the amount of options granted were at the discretion of the Stock Option Committee which subsequently became the Employee Benefits Committee subject to terms and conditions of the Plan. Under the Plan, options are granted at prices equal to the fair market value at the date of grant and are exercisable six months after date of grant. Options expire five years from date of grant.
(2) Granted under the Key Employee Nonstatutory Stock Option Plan. Under the Plan, options were granted by the Executive Compensation Committee which subsequently became the Employee Benefits Committee at prices equal to the fair market value at the date of grant. Subject to shareholder approval of the proposed amendments to the Plan, these options become exercisable one-half on July 1, 1996 and one-half on July 1, 1997 (*Mr. Gould's are exercisable one-half on date of grant, one-fourth on November 15, 1996 and one-fourth on November 15, 1997). Options expire ten years from date of grant.
(3) The amounts represent certain assumed rates of appreciation only, and assume the options are held until their expiration date. Actual gains, if any, on stock option exercises will be dependent upon overall market conditions and on the future performance of the Company and its Common Stock. There can be no assurance that the Potential Realizable Values reflected in this table will be achieved.

                                               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                                                      AND FISCAL YEAR-END OPTION VALUES
                          ------------------------------------------------------------------------------------------
                                                               NUMBER OF                  VALUE OF UNEXERCISED
                          ACQUIRED ON      VALUE              UNEXERCISED                     IN-THE-MONEY
          NAME            EXERCISE(#)   REALIZED($)            OPTIONS AT                      OPTIONS AT
------------------------  -----------   -----------            FY-END(#)                        FY-END($)
                                                      ----------------------------   -------------------------------
                                                       EXERCISABLE/UNEXERCISABLE      EXERCISABLE/UNEXERCISABLE(1)
Bradley P. Gould........       0             0               143,200/100,000                $280,263/$237,500
Phillip D. Messinger....       0             0                27,300/10,000                        0/0
Georg W. Landsberg......       0             0                18,850/15,000                   15,700/35,625
Terry L. Sanborn........       0             0                22,600/22,500                   14,225/53,438
Michael J. Barilla......       0             0                13,625/22,500                   13,147/53,438
Clint R. Lawson.........       0             0                 9,500/15,000                    8,725/35,625

---------------

(1) Based on the 1996 fiscal year-end closing price of $12.875 per share and rounded to the nearest whole dollar.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

DIRECTOR COMPENSATION

     Each Director of the Company receives $5,000 annually, plus $1,000 for each regular or special meeting of the Board they attend, plus $400 for each committee meeting attended by committee members and $500 for each committee meeting attended by the Committee Chairman.

     The Company's By-Laws provide for a non-employee directors' non-qualified defined benefit retirement plan. Retirement benefits are based on the current annual director's fee and years of service as a director with a maximum annual benefit of 50% of the current annual fee. The annual benefit is payable until death, expiration of a period equal to one-half of the director's years of service, or a maximum of 10 years, whichever occurs first.

     The Company currently has four Non-Employee Director Restricted Stock Option Plans. Plans I, II and III were approved by the shareholders in November 1987, November 1989, and November 1993, respectively. Plan IV has not yet been approved by shareholders. Plan I provides for the one time grants of options to non-employee directors and directors emeritus. Plans II, III and IV provide for the one time grant to non-employee directors of options to purchase shares of the common stock of the Company. The Company has reserved 504,315 shares of its common stock for issuance under the Plans. Options are granted at prices equal to the fair market value at the date of grant and expire ten years from the date of grant. The options are exercisable at the date of grant subject to certain passage of time vesting restrictions contained in the Plans. The Plans are to remain in effect for ten years from the date of their approval by the Board of Directors. During fiscal 1996, no options were granted to non-employee directors. During fiscal 1997, 120,000 options have been granted to non-employee directors.

     During fiscal 1993, the Company entered into a Non-Competition and Consulting Contract with Mr. Waldbillig, a Director, Chairman of the Board and former Chief Executive Officer of the Company. Under the terms of the Contract, Mr. Waldbillig agreed not to engage in any activity or business that is in competition with the Company for a three year period that began on July 1, 1993 and to provide consulting services to the Company. In exchange for Mr. Waldbillig's agreement not to compete and to provide consulting services, the Company paid Mr. Waldbillig the sum of $220,000 per year over the three year period. In addition, the Contract provided that the Company, during the term of the agreement, would keep in force and continue to pay the premiums on all split dollar life insurance policies owned by the parties on the life of Mr. Waldbillig. During fiscal 1996, the Company paid Mr. Waldbillig $220,000 pursuant to the terms of the Contract and paid $10,508 representing the P.S.58 yearly renewable term portion of the split dollar life insurance premiums.

INDEMNIFICATION AGREEMENTS

     The Company is party to an indemnity agreement (the "Indemnity Agreement") with each of the Directors and Bradley P. Gould, CEO which provides that the indemnitee will be entitled to receive indemnification, including advancement of expenses, to the full extent permitted by law for all expenses, judgments, fines, penalties and settlement payments incurred by the indemnitee in actions brought against the indemnitee in connection with any act taken in the indemnitee's capacity as a director or executive officer of the Company. In the event of a change of control, the Indemnity Agreement provides for the appointment of independent legal counsel to determine whether a director or executive officer is entitled to indemnity. It also requires the Company to maintain its current level of directors' and officers' liability insurance for so long as the indemnitee may be subject to any possible, threatened or pending action, unless the cost of such insurance is more than 150% of the annualized rate of premiums paid by the Company in fiscal 1996. Additionally, pursuant to the Indemnity Agreement, the Company retains subrogation rights to recover any payments paid by a third party to the indemnitee. The Indemnity Agreement is binding on the Company and any successors thereto.